

November 18, 2011

Via E-mail
Mr. Bernardo Garcia Reynoso
Chief Financial and Administrative Officer
Alestra
Ave. Lázaro Cárdenas No. 2321, 9th Floor
Col. Residencial San Agustín
Garza García N.L. 66260 México

    Re: **Alestra**
                Form 20-F for the fiscal year ended December 31, 2010
                Filed April 29, 2011
                Form 20-F/A for the fiscal year ended December 31, 2010
                Filed May 13, 2011
                File No. 1-31894

Dear Mr. Garcia Reynoso:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Year Ended December 31, 2010

Data, Internet and Local Services, page 32

1. We note your disclosure on page 6 that the termination of the AGN Agreement could materially and adversely affect your business, results of operations and financial condition. If material, please disclose what portion of your revenues is derived from the AGN Agreement for all periods presented and explain in greater detail how you will be adversely impacted by its termination. Please provide us with your proposed disclosures.

Gross Profit, page 33

2. On page 54, you disclosed that on June 30, 2010, "AT&T fulfilled its obligation with the marginal commitment of US164,600." Please disclose how the volume and mix of AT&T's purchases during 2010 affected your gross profit as compared to 2009. Please provide us with your proposed disclosures.

15. Income Tax, page F-26

3. Tell us the nature of Ps(14,274) captioned as "Prior Years of tax loss carryforwards restatement" and how it is reported under US GAAP.

20. Differences between Mexican IFRS and US GAAP, page F-29
Fair Value, page F-29

4. We note your disclosure on page F-9 that cash equivalents primarily include short-term deposits and money market accounts. However, on page 41, you state that your unrestricted cash balance consists of cash and "liquid temporary cash investments issued by the US and Mexican governments, major Mexican and US banks and corporations with high credit ratings." Please clarify this inconsistency. Additionally, tell us why cash equivalents consisting of your investments in sovereign and corporate debt are not separately reported in the table of assets or liabilities measured at fair value on a recurring basis as set forth on page F-30.

Condensed balance sheets and statements of income under US GAAP, page F-32

5. Tell us why net interest (expense) income for 2008 and 2009 under US GAAP is significantly lower than interest expense netted against interest income as reported under Mexican FRS for 2008 and 2009 on page F-4. In this regard, we note that the presentation resulted in a much smaller net loss and greater net income for the respective periods under US GAAP.

d) Senior Notes, page F-36
i) Effects of the restructuring of the Old Senior Notes, page F-36

6. It appears to us that the "anticipated gain" on extinguishment of debt was recorded in 2009. Tell us why you believe it is appropriate to recognize the gain amounting to Ps324,608 based on the "moment of the anticipated repayment of the 8% Senior Notes due 2010." Refer to your basis in the accounting literature.

19. Subsequent Event, page F-28

7. Please tell us how the consummation of the AT&T transactions will impact your financial statements.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3384 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director